U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 1902, Building C, King Long International Mansion

No. 9 Fulin Road

Beijing, 100107

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On March 15, 2021, the Registrant has prepared presentation materials (the “Investor Presentation”) that management intends to use at the upcoming Inaugural Emerging Growth Virtual Conference (the “Conference”) on March 17 and 18, 2021. A copy of the Investor Presentation is attached as Exhibit 99.1 hereto and incorporated herein by reference.

On March 15, 2021, the Registrant announced that it will be presenting at the Conference.

None of this report, the Investor Presentation attached hereto as Exhibit 99.1, or the press release attached hereto as Exhibit 99.2, constitutes an offer to sell, or the solicitation of an offer to buy our securities, nor shall there be any sale of our securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Investor Presentation
99.2	Press Release, dated March 15, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RECON TECHNOLOGY, LTD.

Date: March 15, 2021	By:	/s/ Liu Jia
		Name:	Liu Jia
		Title:	Chief Financial Officer